UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2024

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 – C,
Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                                    Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                                   No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                                   No ____X____

CI&T Inc

ITEM

1. 1Q24 Earnings Release
2. Unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2024.

1

CI&T Reports Sequential Revenue Growth in 1Q24 Results

New York - May 22, 2024 /Business Wire/ - CI&T (NYSE: CINT, “Company”), a global digital specialist and fast-growing technology company, today announces its results for the first quarter of 2024 (1Q24) in accordance with International Financial Reporting Standards (IFRS). For comparison purposes, we refer to the results for the first quarter of 2023 (1Q23) and the fourth quarter of 2023 (4Q23).

First quarter of 2024 (1Q24) operating and financial highlights

●    Net Revenue was R$523.5 million compared to R$610.0 million in 1Q23 and R$522.6 million in 4Q23, a sequential growth of 0.2%.

●    Net Profit was R$22.4 million compared to R$43.6 million in 1Q23.

●    Adjusted EBITDA was R$84.3 million compared to R$116.5 million in 1Q23. The Adjusted EBITDA margin was 16.1%.

●    Adjusted Net Profit was R$41.7 million compared to R$62.4 million in 1Q23. The Adjusted Net Profit margin was 8.0%.

●    CI&T ended 1Q24 with 6,083 CI&Ters compared to 6,111 at the end of 4Q23.

Cesar Gon, founder and CEO of CI&T, commented, "Our first quarter of 2024 has been truly transformative as we continue to make tremendous strides in our journey to becoming an AI-first company. By integrating AI into our operations and fostering a culture of efficiency and innovation, we capitalize on the amazing opportunities for value creation in this next chapter of the digital revolution. As early results, we are pleased to announce a 70 basis point revenue growth above our guidance in 1Q24 and to guide at least a 350 basis points sequential increase in 2Q24, resuming our growth trajectory. We anticipate this momentum will accelerate in the following quarters, leading to a period of resurgent growth in 2024 and beyond."

Comments on the 1Q24 financial performance

The net revenue was R$523.5 million in 1Q24, a decline of 14.2% compared to 1Q23, or a reduction of 12.1% at constant currency. Compared to 4Q23, net revenue grew 0.2%. The geographic distribution of net revenue for 1Q24 was 41.6% from North America, 42.5% from Latam, 11.7% from Europe, and 4.2% from Asia Pacific.

The cost of services provided in 1Q24 was R$355.9 million, 12.7% lower than in 1Q23, and the gross profit was R$167.6 million. The adjusted gross profit in 1Q24 was R$178.4 million, with an adjusted gross profit margin of 34.1%, 1.0 percentage point lower than in 1Q23.

In 1Q24, selling, general and administrative (SG&A), and other operating expenses were R$114.4 million, a reduction of 2.1% compared to 1Q23. This reduction can be primarily attributed to the non-recurring M&A expenses incurred in 2023, partially compensated by business restructuring expenses and increased sales efforts to resume growth in 1Q24.

In 1Q24, the adjusted EBITDA was R$84.3 million, a reduction of 27.7% compared to 1Q23. Adjusted EBITDA margin was 16.1% in the quarter, a reduction of 3.0 percentage points compared to 1Q23, mainly due to the decline in the gross profit margin and higher SG&A expenses as a percentage of net revenue.

In 1Q24, net financial costs were R$12.4 million, 38.1% lower than in 1Q23, mainly driven by lower net foreign exchange volatility in the comparable period, and lower net debt position and interest rates.

Income tax expense was R$16.8 million in 1Q24, 17.9% lower than in 1Q23. The income tax paid (cash effect) was R$3.3 million, equivalent to a cash tax rate of 8.4%.

The net profit was R$22.4 million in 1Q24, compared to a net profit of R$43.6 million in 1Q23. Adjusted net profit was R$41.7 million, a decrease of 33.1% compared to 1Q23. The adjusted net profit margin decreased from 10.2% in 1Q23 to 8.0% in 1Q24, mainly due to lower Adjusted EBITDA, partially compensated by lower net financial costs and tax expenses, as explained above.

2

As of 1Q24, we are adding back stock-based compensation expenses to calculate Adjusted Net Profit, a non-IFRS financial measure, to align comparability with our main peers. For more details, please refer to the Non-IFRS Financial Measures and Reconciliation tables below.

Cash generated from operating activities was R$130.3 million in 1Q24, 11.8% higher than in 1Q23, due to an improvement in working capital, specifically in trade receivables.

Business Outlook

We expect our net revenue in the second quarter of 2024 to be at least R$542 million on a reported basis, equivalent to a 3.5% growth compared to 1Q24. It assumes an average FX rate of 5.04 BRL/USD in 1Q24.

For the full year of 2024, we expect our net revenue growth at constant currency to be in the range of -2.5% to +2.5% year-over-year. In addition, we estimate our Adjusted EBITDA margin to be in the range of 17% to 19%.

These expectations are forward-looking statements, and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Conference Call Information
Cesar Gon, Bruno Guicardi, Stanley Rodrigues and Eduardo Galvão will host a video conference call to discuss the 1Q24 financial and operating results on May 22, at 8:00 a.m. Eastern Time / 09:00 a.m. BRT. The earnings call can be accessed on the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://www.youtube.com/watch?v=FA14fVjgLuY.

About CI&T

CI&T (NYSE: CINT) is a global hyper digital specialist, a partner in AI-powered digital transformation and efficiency for 100+ large enterprises and fast growth clients. As digital natives, CI&T brings a 29-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in nine countries with a nearshore delivery model, CI&T provides strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience and driving operational efficiency. Recognized by Forrester as a Leader in Modern Application Development Services, CI&T is the Employer of Choice for more than 6,000+ professionals.

Basis of accounting and functional currency
CI&T maintains its books and records in Brazilian reais, which is the presentation currency of its unaudited condensed consolidated interim financial statements, and the functional currency of our operations in Brazil. CI&T prepares its unaudited condensed consolidated interim financial statements in accordance with IFRS, as issued by the IASB, and International Financial Reporting Standard No 34—Interim Financial Reporting (“IAS 34”).

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Net Profit Margin, Net Revenue at Constant Currency, and Net Revenue Growth at Constant Currency. They should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore, comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ understanding of our operations’ historical and current financial performance.

CI&T is not providing a quantitative reconciliation of its forward-looking non-IFRS Net Revenue Growth at Constant Currency and Adjusted EBITDA to the most directly comparable IFRS measure because it cannot reasonably predict the outcome of certain significant items without unreasonable efforts. These items include, but are not limited to, stock-based compensation expenses, acquisition-related expenses, the tax effect of non-IFRS measures, foreign currency exchange gains/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on our IFRS-reported results for the guidance period.

3

We calculate Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency by translating Net Revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations.

In calculating Adjusted Gross Profit, we exclude cost components unrelated to the direct management of our services. For the periods presented, the adjustments applied were: (i) depreciation and amortization related to the costs of services provided and (ii) stock-based compensation expenses.

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. We calculate Adjusted EBITDA for the periods presented as Net Profit, plus net finance costs, income tax expense, depreciation and amortization, plus: (i) stock-based compensation expenses; (ii) government grants related to tax reimbursement in our Chinese subsidiary; (iii) acquisition-related expenses, including the present value and fair value adjustment to accounts payable for business acquired, consulting expenses, and retention packages; and (iv) business restructuring expenses, associated with employees' separation from acquired companies.

In calculating Adjusted Net Profit, we exclude components unrelated to the direct management of our services. For the periods presented, the adjustments have been made for (i) acquisition-related expenses (including amortization of intangible assets from acquired companies, present value and fair value adjustments to accounts payable for business acquired, consulting expenses, and retention packages); (ii) business restructuring expenses, associated with employees' separation from acquired companies; (iii) stock-based compensation expenses; and (iv) the tax effects of non-IFRS adjustments.

Cautionary Statement on Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact that may be deemed forward-looking statements include, but are not limited to: the statements under Business Outlook, including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectations or beliefs. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from our expectations. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by such statements in this press release. Such risk factors include, but are not limited to, those relating to: the ongoing war in Ukraine and the economic sanctions imposed by Western economies on Russia, as well as the conflict between Israel and Hamas, and their impact on our business and industry; the impact of competition on our business; uncertainty regarding the demand for and market utilization of our services; our ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate the recent-acquired business; the impact of pandemics, epidemics and disease outbreak; and our ability to successfully implement our growth strategy and strategic plans. Additional information about these and other risks and uncertainties is contained in the Risk Factors section of CI&T's annual report on Form 20-F. Additional information will be made available in our Annual Reports on Form 20-F, and other filings and reports that we may file from time to time with the SEC. Except as required by law, we assume no obligation to and do not intend to update these forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

4

Unaudited condensed consolidated statement of profit or loss

(In thousands of Brazilian Reais)

	Quarter ended March 31,
	2024	2023
		Restated
Net revenue	523,509	609,991
Costs of services provided	(355,948)	(407,861)
Gross profit	167,561	202,130

Selling expenses	(46,250)	(45,554)
General and administrative expenses	(68,112)	(71,222)
Impairment loss on trade receivables and contract assets	(1,787)	(1,605)
Other income net	160	324
Operating expenses net	(115,989)	(118,057)

Operating profit before net finance costs and income tax expenses	51,572	84,073

Finance income	10,703	20,664
Finance cost	(23,056)	(40,632)
Net finance costs	(12,353)	(19,968)

Profit before income tax	39,219	64,105

Current	(8,437)	(13,401)
Deferred	(8,373)	(7,070)
Total income tax expense	(16,810)	(20,471)

Net profit for the year	22,409	43,634

Earnings per share
Earnings per share – basic (in R$)	0.16	0.33
Earnings per share – diluted (in R$)	0.16	0.32

Weighted average number of basic shares	137,385,836	133,834,456
Weighted average number of diluted shares	140,078,180	137,279,821

5

Unaudited condensed consolidated statement of financial position

(In thousands of Brazilian Reais)

Assets	March 31, 2024	December 31, 2023	Liabilities and equity	March 31, 2024	December 31, 2023
Cash and cash equivalents	360,296	211,638	Suppliers and other payables	20,196	21,690
Financial Investments	-	3,164	Loans and borrowings	133,680	112,719
Trade receivables	312,016	471,951	Lease liabilities	15,708	17,862
Contract assets	250,998	147,620	Salaries and welfare charges	210,748	196,396
Recoverable taxes	38,400	23,588	Accounts payable for business acquired	110,180	13,365
Current Tax Assets	4,255	17,483	Current Tax liabilities	1,744	2,602
Derivatives	7,135	9,620	Other taxes payable	14,294	15,275
Other assets	28,991	27,072	Contract liability	29,632	48,079
Total current assets	1,002,091	912,136	Other liabilities	15,844	27,290
			Total current liabilities	552,026	455,278
Recoverable taxes	742	959
Deferred tax assets	19,407	18,284
Judicial deposits	7,471	7,280	Loans and borrowings	660,269	614,744
Restricted cash - Escrow account and indemnity asset	29,779	29,061	Deferred tax liabilities	77,659	68,465
Other assets	1,168	1,027	Lease liabilities	25,395	27,037
Property, plant and equipment	34,926	38,584	Provisions	9,696	9,620
Intangible assets and goodwill	1,691,283	1,669,865	Accounts payable for business acquired	30,802	122,689
Right-of-use assets	35,936	39,695	Other liabilities	14,067	7,807
Total non-current assets	1,820,712	1,804,755	Total non-current liabilities	817,888	850,362

			Equity
			Share capital	37	37
			Share premium	983,194	980,893
			Treasury share reserve	(4,143)	-
			Capital reserves	176,774	174,153
			Retained earnings reserves	376,649	354,240
			Other comprehensive loss	(79,622)	(98,072)
			Total equity	1,452,889	1,411,251

Total assets	2,822,803	2,716,891	Total equity and liabilities	2,822,803	2,716,891

6

Unaudited condensed consolidated statement of cash flows

(In thousands of Brazilian Reais)

	March 31, 2024	March 31, 2023
		Restated
Cash flows from operating activities
Net profit for the period	22,409	43,634
Adjustments for:
Depreciation and amortization	21,876	25,053
Loss (income) on sale and write-off of fixed assets	326	(95)
Interest, monetary variation and exchange rate changes	18,410	24,584
Unrealized gain on financial instruments	(243)	(4,544)
Income tax expenses	16,810	20,471
Impairment losses on trade receivables and contract assets	1,787	1,605
Provision (reversal of) for tax and labor risks	76	(273)
Share-based plan	3,772	5,393
Changes in present value of accounts payable for business acquired	1,063	1,589
Others	10	41
Changes in operating assets and liabilities
Trade receivables	166,683	49,460
Contract assets	(101,257)	(18,900)
Recoverable taxes	(7,119)	245
Suppliers	(319)	(11,672)
Salaries and welfare charges	12,177	(7,628)
Contract liabilities	(19,587)	(12,657)
Other receivables and payables, net	(6,603)	256
Cash generated from operating activities	130,271	116,562
Income tax paid	(3,303)	(6,808)
Interest paid on loans and borrowings	(7,019)	(15,534)
Interest paid on lease	(820)	(1,148)
Net cash from operating activities	119,129	93,072
Cash flows from investment activities
Acquisition of property, plant and equipment and intangible assets	(11,175)	(4,247)
Redemption of financial investments	3,164	1,474
Net cash used in investment activities	(8,011)	(2,773)
Cash flows from financing activities
Exercised share-based compensation	921	478
Payment of lease liabilities	(5,707)	(5,919)
Proceeds from loans and borrowings	49,801	-
Proceeds from settlement of derivatives	2,728	2,839
Payment of loans and borrowings	(8,924)	(19,432)
Payment of installment related to accounts payable of business acquired	-	(1,235)
Repurchase of treasury shares	(4,143)	-
Net cash from (used in) financing activities	34,676	(23,269)
Net increase in cash and cash equivalents	145,794	67,030
Cash and cash equivalents as of January 1st	211,638	185,727
Exchange variation effect on cash and cash equivalents	2,864	(1,207)
Cash and cash equivalents	360,296	251,550

7

Net Revenue Distribution

Net Revenue by industry (in BRL thousand)	1Q24	1Q23	Var. 1Q24 x 1Q23
Financial Services	147,720	174,783	-15.5%
Consumer Goods	110,002	116,156	-5.3%
Technology and Telecommunications	60,628	125,060	-51.5%
Retail and Industrial Goods	91,058	75,814	20.1%
Life Sciences	54,372	63,281	-14.1%
Others	59,729	54,897	8.8%
Total	523,509	609,991	-14.2%

Net Revenue by geography (in BRL thousand)	1Q24	1Q23	Var. 1Q24 x 1Q23
North America	217,945	263,386	-17.3%
Latin America	222,682	240,616	-7.5%
Europe	61,127	73,726	-17.1%
Asia Pacific	21,755	32,263	-32.6%
Total	523,509	609,991	-14.2%

Top Clients (in BRL thousand)	1Q24	1Q23	Var. 1Q24 x 1Q23
Top Client (1)	33,839	67,425	-49.8%
Top 10 Clients	215,116	270,461	-20.5%

(1) The top client considered in one period may differ from that disclosed in another period.

8

Reconciliation of various income statement amounts from IFRS to non-IFRS measures

Net Revenue (in BRL thousand)	1Q24	1Q23	Var. 1Q24 x 1Q23
Net Revenue	523,509	609,991	-14.2%
Net Revenue at Constant Currency	536,299	609,991	-12.1%

Adjusted Gross Profit (in BRL thousand)	1Q24	1Q23	Var. 1Q24 x 1Q23
Net Revenue	523,509	609,991	-14.2%
Cost of Services Provided	(355,948)	(407,861)	-12.7%
Gross Profit	167,561	202,130	-17.1%
Adjustments
Depreciation and amortization (cost of services provided)	8,032	9,410	-14.6%
Stock-based compensation	2,757	2,376	16.0%
Adjusted Gross Profit	178,351	213,916	-16.6%
Adjusted Gross Profit Margin	34.1%	35.1%	-1p.p

Adjusted EBITDA (in BRL thousand)	1Q24	1Q23 (Restated)	Var. 1Q24 x 1Q23
Net profit for the year	22,409	43,634	-48.6%
Adjustments
Net financial cost	12,353	19,968	-38.1%
Income tax expense	16,810	20,471	-17.9%
Depreciation and amortization	21,876	25,053	-12.7%
Stock-based compensation	3,772	5,393	-30.1%
Government grants	(71)	(140)	-48.9%
Acquisition-related expenses (1)	1,350	2,124	-36.4%
Business restructuring (2)	5,758	-	0.0%
Adjusted EBITDA	84,258	116,504	-27.7%
Adjusted EBITDA Margin	16.1%	19.1%	-3p.p

(1)  Include present value and fair value adjustments on accounts payable for business acquired, consulting expenses, and retention packages.

(2)  Associated with employees' separation from acquired companies.

9

Adjusted Net Profit (in BRL thousand)	1Q24	1Q23 Restated	Var. 1Q24 x 1Q23
Net profit for the year	22,409	43,634	-48.6%
Adjustments
Acquisition-related expenses (1)	12,144	14,836	-18.1%
Business restructuring (2)	5,758	-	0.0%
Stock-based compensation (3)	3,772	5,393	-30.1%
Tax effects on non-IFRS adjustments (4)	(2,335)	(1,446)	61.5%
Adjusted Net Profit	41,749	62,418	-33.1%
Adjusted Net Profit Margin	8.0%	10.2%	-2.3p.p
(1)

Includes amortization of intangible assets from acquired companies totaled (R$10,794) thousand in 1Q24 and (R$12,712) thousand in 1Q23, present value and fair value adjustment on accounts payable for business acquired, consulting expenses and retention packages.

(2)	Associated with employees' separation from acquired companies.
(3)	As of 1Q24, we are adding back stock-based compensation expenses to the Adjusted Net Profit calculation. Thus, comparison with previously reported numbers will differ.
(4)	As of 4Q23, we are contemplating the tax effects on non-IFRS adjustments as part of the Adjusted Net Profit calculation. Thus, comparison with previously reported numbers will differ.

10

CI&T

Inc.

Unaudited condensed consolidated

interim financial statements

March 31, 2024

11

Content

Unaudited condensed consolidated statement of financial position	13
Unaudited condensed consolidated statement of profit or loss	14
Unaudited condensed consolidated statement of other comprehensive income	15
Unaudited condensed consolidated statement of changes in equity	16
Unaudited condensed consolidated statement of cash flows	17
Notes to the unaudited condensed consolidated interim financial statements	18

12

CI&T Inc.
Unaudited condensed consolidated statement of financial position as of March 31, 2024 and December 31, 2023

(In thousands of Brazilian Reais - R$)

Assets	Note	March 31, 2024	December 31, 2023	Liabilities and equity	Note	March 31, 2024	December 31, 2023
Cash and cash equivalents	5	360,296	211,638	Suppliers and other payables		20,196	21,690
Financial investments		-	3,164	Loans and borrowings	10	133,680	112,719
Trade receivables	6.1	312,016	471,951	Lease liabilities	9.b	15,708	17,862
Contract assets	6.2	250,998	147,620	Salaries and welfare charges	11	210,748	196,396
Recoverable taxes		38,400	23,588	Accounts payable for business acquired	12	110,180	13,365
Current tax assets		4,255	17,483	Current tax liabilities		1,744	2,602
Derivatives	19.4	7,135	9,620	Other taxes payable		14,294	15,275
Other assets		28,991	27,072	Contract liability		29,632	48,079
				Other liabilities		15,844	27,290
Total current assets		1,002,091	912,136	Total current liabilities		552,026	455,278

Recoverable taxes		742	959	Loans and borrowings	10	660,269	614,744
Deferred tax assets	18	19,407	18,284	Deferred tax liabilities	18	77,659	68,465
Judicial deposits	13.b	7,471	7,280	Lease liabilities	9.b	25,395	27,037
Restricted cash - Escrow account and indemnity asset	13.c	29,779	29,061	Provisions	13.a	9,696	9,620
Other assets		1,168	1,027	Accounts payable for business acquired	12	30,802	122,689
Property, plant and equipment	7	34,926	38,584	Other liabilities		14,067	7,807
Intangible assets and goodwill	8	1,691,283	1,669,865
Right-of-use assets	9.a	35,936	39,695
Total non-current assets		1,820,712	1,804,755	Total non-current liabilities		817,888	850,362

				Equity	14
				Share capital		37	37
				Share premium		983,194	980,893
				Treasury share reserve		(4,143)	-
				Capital reserves		176,774	174,153
				Retained earnings reserves		376,649	354,240
				Other comprehensive loss		(79,622)	(98,072)
				Total equity		1,452,889	1,411,251
Total assets		2,822,803	2,716,891	Total equity and liabilities		2,822,803	2,716,891

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

13

CI&T Inc.

Unaudited condensed consolidated statement of profit or loss

For the three-month ended on March, 2024 and 2023

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2024	March 31, 2023 restated
Net revenue	15	523,509	609,991
Costs of services provided	16	(355,948)	(407,861)
Gross profit		167,561	202,130

Selling expenses	16	(46,250)	(45,554)
General and administrative expenses	16	(68,112)	(71,222)
Impairment loss on trade receivables and contract assets	16	(1,787)	(1,605)
Other income	16	160	324
Operating expenses net		(115,989)	(118,057)

Operating profit before net finance costs and income tax expense		51,572	84,073

Finance income	17	10,703	20,664
Finance cost	17	(23,056)	(40,632)
Net finance costs		(12,353)	(19,968)

Profit before income tax		39,219	64,105

Income tax expense
Current	18	(8,437)	(13,401)
Deferred	18	(8,373)	(7,070)
Total income tax expense		(16,810)	(20,471)

Net profit for the period		22,409	43,634

Earnings per share
Earnings per share – basic (in R$)		0.16	0.33
Earnings per share – diluted (in R$)		0.16	0.32

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

The comparative information is restated for correction of errors. See note 22.

14

CI&T Inc.

Unaudited condensed consolidated statement of other comprehensive income

For the three-month ended on March, 2024 and 2023

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2024	March 31, 2023 restated
Net profit for the period		22,409	43,634

Other comprehensive income (OCI):

Items that are or may be reclassified subsequently to profit or loss

Exchange differences on translation of foreign operations		21,935	(15,545)
Cash flow hedges - effective portion of changes in fair value	19.3.a.1	(3,485)	6,178
Total comprehensive income for the period		40,859	34,267

Total comprehensive income attributed to
Owners of the Company		40,859	34,267

Total comprehensive income for the period		40,859	34,267

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

The comparative information is restated for correction of errors. See note 22.

15

CI&T Inc.

Unaudited condensed consolidated statement of changes in equity

For the three-month ended on March, 2024 and 2023

(In thousands of Brazilian Reais – R$)

	Notes	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Retained earnings	Other comprehensive income	Total equity
Balances as of January 1, 2023		37	946,173	-	203,218	221,667	-	(63,122)	1,307,973
Comprehensive income for the period
Net profit for the period		-	-	-	-	-	43,634	-	43,634
Exchange variation in foreign investments		-	-	-	-	-	-	(15,545)	(15,545)
Cash flow hedges - effective portion of changes in fair value	19.3.a.1	-	-	-	-	-	-	6,178	6,178
Total comprehensive income for the period (restated)		-	-	-	-	-	43,634	(9,367)	34,267
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves (restated)
Equity settled share-based payment		-	-	-	4,926	-	-	-	4,926
Restricted stock units exercised		-	-	-	471	-	-	-	471
Share options exercised		-	-	-	478	-	-	-	478
Total contributions and distribution and constitution of reserves		-	-	-	5,875	-	-	-	5,875
Restated balances as of March 31, 2023		37	946,173	-	209,093	221,667	43,634	(72,489)	1,348,115
Balances as of December 31, 2023		37	980,893	-	174,153	354,240	-	(98,072)	1,411,251
Comprehensive income for the period
Net profit for the period		-	-	-	-	-	22,409	-	22,409
Exchange variation in foreign investments		-	-	-	-	-	-	21,935	21,935
Cash flow hedges - effective portion of changes in fair value	19.3.a.1	-	-	-	-	-	-	(3,485)	(3,485)
Total comprehensive income for the period		-	-	-	-	-	22,409	18,450	40,859
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	14.c	-	-	(4,143)	-	-	-	-	(4,143)
Equity settled share-based payment		-	-	-	1,700	-	-	-	1,700
Restricted stock units exercised		-	2,301	-	-	-	-	-	2,301
Share options exercised		-	-	-	921	-	-	-	921
Total contributions and distribution and constitution of reserves		-	2,301	(4,143)	2,621	-	-	-	779
Balances as of March 31, 2024		37	983,194	(4,143)	176,774	354,240	22,409	(79,622)	1,452,889

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements. The comparative information is restated for correction of errors. See note 22.

16

CI&T Inc.

Unaudited condensed consolidated statement of cash flows

For the three-month ended on March 31, 2024 and 2023

(In thousands of Brazilian Reais – R$)

	Notes	March 31, 2024	March 31, 2023 restated
Cash flows from operating activities
Net profit for the period		22,409	43,634
Adjustments for:
Depreciation and amortization	7, 8, 9	21,876	25,053
Loss (income) on sale and write-off of fixed assets	7, 8, 9, 10	326	(95)
Interest, monetary variation and exchange rate changes		18,410	24,584
Unrealized gain on financial instruments		(243)	(4,544)
Income tax expenses		16,810	20,471
Impairment losses on trade receivables and contract assets	6	1,787	1,605
Provision (reversal of) for tax and labor risks	13.a	76	(273)
Share-based plan		3,772	5,393
Changes in present value of accounts payable for business acquired		1,063	1,589
Others		10	41
Changes in operating assets and liabilities
Trade receivables		166,683	49,460
Contract assets		(101,257)	(18,900)
Recoverable taxes		(7,119)	245
Suppliers		(319)	(11,672)
Salaries and welfare charges		12,177	(7,628)
Contract liabilities		(19,587)	(12,657)
Other receivables and payables, net		(6,603)	256
Cash generated from operating activities		130,271	116,562
Income tax paid		(3,303)	(6,808)
Interest paid on loans and borrowings	10	(7,019)	(15,534)
Interest paid on lease	10	(820)	(1,148)
Net cash from operating activities		119,129	93,072
Cash flows from investing activities
Acquisition of property, plant and equipment and intangible assets		(11,175)	(4,247)
Redemption of financial investments		3,164	1,474
Net cash used in investing activities		(8,011)	(2,773)
Cash flows from financing activities
Exercised share-based compensation		921	478
Payment of lease liabilities	10	(5,707)	(5,919)
Proceeds from loans and borrowings	10	49,801	-
Proceeds from settlement of derivatives	10	2,728	2,839
Payment of loans and borrowings	10	(8,924)	(19,432)
Payment of installment related to accounts payable of business acquired	10	-	(1,235)
Repurchase of treasury shares	10	(4,143)	-
Net cash from (used in) financing activities		34,676	(23,269)
Net increase in cash and cash equivalents		145,794	67,030
Cash and cash equivalents as of January 1st		211,638	185,727
Exchange variation effect on cash and cash equivalents		2,864	(1,207)
Cash and cash equivalents as of March 31st		360,296	251,550

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

The comparative information is restated for correction of errors. See note 22.

17

CI&T Inc.
Unaudited condensed consolidated interim financial statements
March 31, 2024

Notes to the unaudited condensed consolidated interim financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1	Reporting entity

CI&T Inc. (“CI&T” or “Company”), is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. As a holding Company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil and other countries. The Company’s subsidiaries are mainly engaged in the development of customizable software through implementation of software solutions, including machine learning, artificial intelligence (AI), analytics, cloud migration and mobility technologies.

These unaudited condensed consolidated interim financial statements comprise the Company and its subsidiaries (collectively referred to as the “Group”).

Since November 10, 2021 CI&T has been a publicly-held company registered with the US Securities and Exchange Commission (the “SEC”) and its shares are traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “CINT”.

2	Basis of accounting

These unaudited condensed consolidated interim financial statements for the three-month ended March 31, 2024 have been prepared in accordance with IAS 34 – Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2023. This financial information does not include all the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2023.

The new accounting standards and amendments to accounting standards that became effective after January 1, 2024, have not significantly affected these unaudited condensed consolidated interim financial statements.

As previously publicly available, these financial statements have been restated to reflect the correction of certain errors identified by the Company in its unaudited condensed consolidated interim financial statements for the three-month ended March 31, 2023 (see note 22).

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 21, 2024.

(i)	Accounting standards issued but not yet effective

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted. However, the Group has not early adopted any of the forthcoming new or amended accounting standards in preparing these unaudited condensed consolidated interim financial statements.

18

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

3	Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Brazilian Reais (“R$”), which is the Company's functional currency. All balances are rounded to the nearest thousands, except when otherwise indicated.

The Company’s subsidiaries functional currencies are:

Subsidiaries	Country of origin	Functional currency/ defined as
CI&T Delaware LLC	United States	Brazilian Reais (“R$” or “BRL”)
CI&T Software S.A. (“CI&T Brazil”)	Brazil	Brazilian Reais (“R$” or “BRL”)
CI&T Japan, Inc.	Japan	Yen
CI&T China Inc.	China	Yuan
CI&T Portugal Unipessoal Lda.	Portugal	Euro
CI&T Australia PTY Ltd.	Australia	Australian dollar (“AU$”)
CINQ Inc.	United States	US dollar (“US$” or “USD”)
CI&T Inc. (“CI&T US”)	United States	US dollar (“US$” or “USD”)
CI&T Software Inc. (“CI&T Canada”)	Canada	Canadian dollar
CI&T UK Limited. (“CI&T UK”)	United Kingdom	Pound sterling (“£” or “GBP”)
CI&T Colombia	Colombia	Colombian peso
CI&T Argentina S/A	Argentina	Argentinian Peso
CI&T Financial Services Solutions, LLC	United States	US dollar (“US$” or “USD”)
CI&T FinTech Services, Inc.	United States	US dollar (“US$” or “USD”)
CI&T Ltd.	United Kingdom	Pound sterling (“£” or “GBP”)
CI&T Digital Ltd.	United Kingdom	Pound sterling (“£” or “GBP”)
Somo Global Inc.	United States	US dollar (“US$” or “USD”)
Somo Global SAS.	Colombia	Colombian peso
Ideonyx Ltd (in liquidation)	United Kingdom	Pound sterling (“£” or “GBP”)
Somo Ltd (dormant)	United Kingdom	Pound sterling (“£” or “GBP”)
CI&T Oceania PTY Ltd (“CI&T Oceania”)	Australia	Australian dollar (“AU$”)

19

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

4	Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, management, has made judgments and estimates about the future that affect the application of the Company's accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements.

a.	Measurement of fair values

A number of the Group’s accounting policies require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has established an internal process with respect to the measurement of fair value. This includes the review of significant fair value measurements, significant unobservable data and valuation adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, this information is evaluated to support the conclusion that such valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as much as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

  Level 1: Quoted prices (not adjusted) in active markets for identical assets or liabilities;
  Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
  Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the changes have occurred.

Further information about the assumptions made in measuring fair values is included in note 19.

5	Cash and cash equivalents

	March 31, 2024	December 31, 2023
Cash and cash equivalents	124,248	63,690
Short-term financial investments	236,048	147,948
Total	360,296	211,638

Short-term financial investments are mainly represented by fixed income securities, with interest rates ranging from 100% to 103% on March 31, 2024 (100% to 101% as of December 31, 2023) of the changes of Interbank Deposit Certificate (CDI) variation which (i) management expects to use for short-term commitments; (ii) present daily liquidity; and (iii) are readily convertible into a known amount of cash, subject to an insignificant risk of change in value.

20

CI&T Inc.
Unaudited condensed consolidated interim financial statements
March 31, 2024

6	Trade receivables and contract assets

6.1	Trade receivables

The balances of trade receivables are presented, as follows:

	March 31, 2024	December 31, 2023
Trade receivables – Dollar denominated – from US customers	124,909	243,680
Trade receivables – Reais denominated – from Brazilian customers	122,779	151,456
Trade receivables – in other foreign currencies	67,313	78,527
(-) Expected credit losses from trade receivables	(2,985)	(1,712)
Trade receivables, net	312,016	471,951

The balances of trade receivables by maturity date are as follows:

	March 31, 2024		December 31, 2023
	Trade receivables	(-) Expected credit losses	Trade receivables	(-) Expected credit losses
Not due	278,242	(470)	438,076	(797)
Overdue:
from 1 to 60 days	21,075	(801)	30,182	(9)
61 to 360 days	15,680	(1,710)	5,401	(902)
Over 360 days	4	(4)	4	(4)
Total	315,001	(2,985)	473,663	(1,712)

The movement of impairment loss on trade receivables is as follows:

Balances as of January 1, 2024	(1,712)
Provision	(8,495)
Reversal	7,197
Exchange rate changes	25
Balances as of March 31, 2024	(2,985)
Balances as of January 1, 2023	(653)
Provision	(612)
Reversal	701
Exchange rate changes	(12)
Balances as of March 31, 2023	(576)

Information about the Group’s exposure to credit and market risks for trade receivables is included in note 19.3.a/b.

21

CI&T Inc.
Unaudited condensed consolidated interim financial statements
March 31, 2024

6.2	Contract assets

Contract assets relate mainly to the Group’s rights to consideration for services performed, for which control has been transferred to the client, but not invoiced on the reporting date. Contract assets are transferred to receivables when the Group issues an invoice to the client.

The balances from contract assets are shown and segregated as follows:

	March 31, 2024	December 31, 2023
Contract assets – Reais denominated – from Brazilian customers	114,284	77,933
Contract assets – Dollar denominated – from US customers	95,705	38,248
Contract assets – in other foreign currencies	42,711	32,632
(-) Expected credit losses from contract assets	(1,702)	(1,193)
Total	250,998	147,620

The movement of expected credit losses of contract assets, is as follows:

Balances as of January 1, 2024	(1,193)
Provision	(5,861)
Reversal	5,372
Exchange rate changes	(20)
Balance as of March 31, 2024	(1,702)
Balances as of January 1, 2023	(673)
Provision	(1,956)
Reversal	262
Exchange rate changes	4
Balance as of March 31, 2023	(2,363)

Information about the Group’s exposure to credit and market risks for contract assets is included in note 19.3.a/b.

7	Property, plant and equipment

	March 31, 2024	December 31, 2023
IT equipment	23,395	26,288
Furniture and fixtures	2,971	3,117
Leasehold improvements	8,531	9,168
Property, plant and equipment in progress	29	11
Total	34,926	38,584

22

CI&T Inc.
Unaudited condensed consolidated interim financial statements
March 31, 2024

The changes in the balances are as follows:

	IT equipment	Furniture and fixtures	Leasehold Improvements	In progress	Total
Cost:
Balances as of January 1, 2023	75,547	10,308	21,498	13	107,366
Exchange rate changes	(173)	(100)	(204)	-	(477)
Additions	2,514	23	-	78	2,615
Disposals	(184)	(674)	-	-	(858)
Transfers	-	-	3	(3)	-
Balances as of March 31, 2023	77,704	9,557	21,297	88	108,646
Balances as of December 31, 2023	75,650	7,101	20,758	11	103,520
Exchange rate changes	360	71	215	-	646
Additions	617	10	7	29	663
Disposals	(1,322)	(116)	-	-	(1,438)
Transfers	-	11	-	(11)	-
Balances as of March 31, 2024	75,305	7,077	20,980	29	103,391
Depreciation:
Balances as of January 1, 2023	(37,584)	(5,244)	(9,272)	-	(52,100)
Exchange rate changes	206	(41)	77	-	242
Additions	(4,401)	(291)	(836)	-	(5,528)
Disposals	155	617	-	-	772
Balances as of March 31, 2023	(41,624)	(4,959)	(10,031)	-	(56,614)
Balances as of December 31, 2023	(49,362)	(3,984)	(11,590)	-	(64,936)
Exchange rate changes	(281)	(35)	(109)	-	(425)
Additions	(3,412)	(194)	(750)	-	(4,356)
Disposals	1,145	107	-	-	1,252
Balances as of March 31, 2024	(51,910)	(4,106)	(12,449)	-	(68,465)
Balance as of:
December 31, 2023	26,288	3,117	9,168	11	38,584
March 31, 2024	23,395	2,971	8,531	29	34,926

The Group does not have property, plant or equipment pledged as collateral.

8	Intangible assets and goodwill

	March 31, 2024	December 31, 2023
Customer relationship	233,111	239,087
Software in progress	17,087	13,771
Internally developed software	11,490	6,814
Non-compete agreement	7,075	7,833
Brands	5,068	5,134
Software	4,167	4,407
Subtotal	277,998	277,046
Goodwill	1,413,285	1,392,819
Total	1,691,283	1,669,865

23

CI&T Inc.
Unaudited condensed consolidated interim financial statements
March 31, 2024

The change in the balances of intangible assets as follows:

	Customer relationship	Software in progress	Internally developed software	Non-compete agreement	Brands	Software	Goodwill	Total
Cost:
Balances as of January 1, 2023	313,259	1,032	18,586	13,462	33,798	15,186	1,432,894	1,828,217
Exchange rate changes	(4,096)	-	-	-	-	(101)	(15,895)	(20,092)
Additions	-	1,453	-	-	-	179	-	1,632
Write-off	-	-	(4)	-	-	(1)	-	(5)
Balances as of March 31, 2023	309,163	2,485	18,582	13,462	33,798	15,263	1,416,999	1,809,752
Balances as of December 31, 2023	302,030	13,771	23,558	13,462	33,797	10,138	1,392,819	1,789,575
Exchange rate changes	4,621	-	-	-	-	109	20,466	25,196
Additions	-	9,082	-	-	-	75	-	9,157
Write-off	-	(102)	-	-	-	(58)	-	(160)
Transfers	-	(5,664)	5,664	-	-	-	-	-
Balances as of March 31, 2024	306,651	17,087	29,222	13,462	33,797	10,264	1,413,285	1,823,768
Amortization:
Balances as of January 1, 2023	(24,316)	-	(14,527)	(2,597)	(26,334)	(9,545)	-	(77,319)
Exchange rate changes	211	-	-	-	-	16	-	227
Additions	(10,168)	-	(511)	(758)	(1,615)	(383)	-	(13,435)
Write-off	-	-	-	-	-	1	-	1
Balances as of March 31, 2023	(34,273)	-	(15,038)	(3,355)	(27,949)	(9,911)	-	(90,526)
Balances as of December 31, 2023	(62,943)	-	(16,744)	(5,629)	(28,663)	(5,731)	-	(119,710)
Exchange rate changes	(789)	-	-	-	-	(32)	-	(821)
Additions	(9,808)	-	(988)	(758)	(66)	(354)	-	(11,974)
Write-off	-	-	-	-	-	20	-	20
Balances as of March 31, 2024	(73,540)	-	(17,732)	(6,387)	(28,729)	(6,097)	-	(132,485)
Balance at:
December 31, 2023	239,087	13,771	6,814	7,833	5,134	4,407	1,392,819	1,669,865
March 31, 2024	233,111	17,087	11,490	7,075	5,068	4,167	1,413,285	1,691,283

Impairment test – Goodwill

For the three-month ended March 31, 2024, management did not identify factors that could significantly change the assumptions used in the annual impairment analysis and, therefore, did not identify any indicator of impairment of intangible assets and goodwill.

24

CI&T Inc.
Unaudited condensed consolidated interim financial statements
March 31, 2024

9	Leases

a.	Right-of-use assets

	March 31, 2024	December 31, 2023
Properties	29,953	33,903
Vehicles	5,983	5,792
Total	35,936	39,695

The changes to balances of the right-of-use are:

	Properties	Vehicles	Total
Cost:
Balances as of January 1, 2023	90,587	12,198	102,785
Exchange rate changes	(1,285)	-	(1,285)
Additions	261	1,470	1,731
Derecognition of right-of-use assets	(352)	(1,113)	(1,465)
Balances as of March 31, 2023	89,211	12,555	101,766
Balances as of December 31, 2023	87,720	11,345	99,065
Exchange rate changes	1,552	-	1,552
Additions	7	1,624	1,631
Derecognition of right-of-use assets	-	(1,366)	(1,366)
Balances as of March 31, 2024	89,279	11,603	100,882
Depreciation:
Balances as of January 1, 2023	(42,172)	(4,426)	(46,598)
Exchange rate changes	618	-	618
Depreciation	(5,068)	(1,022)	(6,090)
Derecognition of right-of-use assets	-	706	706
Balances as of March 31, 2023	(46,622)	(4,742)	(51,364)
Balances as of December 31, 2023	(53,817)	(5,553)	(59,370)
Exchange rate changes	(945)	-	(945)
Depreciation	(4,564)	(982)	(5,546)
Derecognition of right-of-use assets	-	915	915
Balances as of March 31, 2024	(59,326)	(5,620)	(64,946)
Net balance at:
December 31, 2023	33,903	5,792	39,695
March 31, 2024	29,953	5,983	35,936

25

CI&T Inc.
Unaudited condensed consolidated interim financial statements
March 31, 2024

b.	Lease liabilities

	Weighted average discount rate (per year)	March 31, 2024	December 31, 2023
Properties	6.08% (2023: 8.05%)	34,607	38,602
Vehicles	17.54% (2023: 17.09%)	6,496	6,297
Total		41,103	44,899
Current		15,708	17,862
Non-current		25,395	27,037

The change in lease liabilities is disclosed in the reconciliation of change in liabilities to cash flows in note 10.

10	Loans and borrowings

The balances of loans and borrowings can be summarized as follows:

	Average interest rate (%)	Year of maturity	March 31, 2024	December 31, 2023
In US$
Export Credit Note (NCE)	SOFR Overnight(a) + 2.33% p.a.	2026	114,139	110,648
Working Capital Loan	5.02% p.a. / SOFR Overnight(a) + 2.79% p.a. to 2.90% p.a.	2026 to 2028	444,855	380,757
Total			558,994	491,405
In R$
Export Credit Note (NCE)	CDI(b) + to 1.75% p.a.	2026 to 2028	234,955	236,058
Total			234,955	236,058
Total loans and borrowings			793,949	727,463

Current
Export Credit Note (NCE)			60,228	52,182
Working Capital Loan			73,452	60,537
Total Current			133,680	112,719
Non-current
Export Credit Note (NCE)			288,866	294,524
Working Capital Loan			371,403	320,220
Total Non-current			660,269	614,744

a)	SOFR Overnight means Secured Overnight Financing Rate.
b)	CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, average during the corresponding period.

26

CI&T Inc.
Unaudited condensed consolidated interim financial statements
March 31, 2024

Information about the Group's exposure to interest rate, foreign currency and liquidity risk is included in note 19.3.

The reconciliation of change in liabilities to cash flows arising from financing activities is shown below:

	Liabilities			Derivative (assets)/liabilities	Net Equity
	Loans and borrowings	Leases (note 9.b)	Accounts payable for business acquired (note 12)	Derivative – assets	Reserves	Total
Balance as of December 31, 2023	727,463	44,899	136,054	(9,620)	1,509,323	2,408,119
Changes in cash flow from financing activities
Proceeds from loans and borrowings	49,801	-	-	-	-	49,801
Payments related to loans, borrowings, lease liabilities	(8,924)	(5,707)	-	-	-	(14,631)
Proceeds from exercise of share options	-	-	-	-	921	921
Repurchase of treasury shares	-	-	-	-	(4,143)	(4,143)
Settlement of derivatives	-	-	-	2,728	-	2,728
Total changes in cash flow from financing activities	40,877	(5,707)	-	2,728	(3,222)	34,676
Exchange rate changes	15,814	705	2,885	-	-	19,404
Other changes - liabilities
New leases (note 9)	-	1,631	-	-	-	1,631
Interest expenses	16,814	836	-	-	-	17,650
Present value adjustment	-	-	1,063	-	-	1,063
Interest paid	(7,019)	(820)	-	-	-	(7,839)
Early lease termination	-	(451)	-	-	-	(451)
Unrealized loss (gain) on financial instruments	-	-	-	(243)	-	(243)
Monetary adjustment of accounts payable for business acquired	-	-	980	-	-	980
Other changes	-	10	-	-	-	10
Total other changes - liabilities	9,795	1,206	2,043	(243)	-	12,801
Total other changes – equity	-	-	-	-	26,410	26,410
Balance as of March 31, 2024	793,949	41,103	140,982	(7,135)	1,532,511	2,501,410

27

CI&T Inc.
Unaudited condensed consolidated interim financial statements
March 31, 2024

	Liabilities			Derivative (assets)/liabilities		Net Equity
	Loans and borrowings	Leases (note 9.b)	Accounts payable for business acquired (note 12)	Derivative – assets	Derivative – liabilities	Reserves	Total
Balance as of January 1, 2023	989,763	62,808	210,045	(11,194)	4,109	1,371,095	2,626,626
Changes in cash flow from financing activities
Payments related to loans, borrowings, lease liabilities and business acquired	(19,432)	(5,919)	(1,235)	-	-	-	(26,586)
Proceeds from exercise of share options	-	-	-	-	-	478	478
Proceeds from settlement of derivatives	-	-	-	1,080	1,759	-	2,839
Total changes in cash flow from financing activities	(19,432)	(5,919)	(1,235)	1,080	1,759	478	(23,269)
Exchange rate changes	(18,070)	(749)	(2,004)	-	-	-	(20,823)
Other changes - liabilities
New leases (note 9)	-	1,731	-	-	-	-	1,731
Interest expenses	21,079	1,179	-	-	-	-	22,258
Present value adjustment	-	-	1,589	-	-	-	1,589
Interest paid	(15,534)	(1,148)	-	-	-	-	(16,682)
Early lease termination	-	(944)	-	-	-	-	(944)
Unrealized loss (gain) on financial instruments	-	-	-	874	(5,418)	-	(4,544)
Monetary adjustment of accounts payable for business acquired	-	-	1,387	-	-	-	1,387
Other changes	(128)	-	-	-	-	-	(128)
Total other changes - liabilities	5,417	818	2,976	874	(5,418)	-	4,667
Total other changes – equity	-	-	-	-	-	49,031	49,031
Balance as of March 31, 2023	957,678	56,958	209,782	(9,240)	450	1,420,604	2,636,232

The loans and borrowings are not secured by property, plant or equipment, or trade receivables.

Loans and borrowings covenants

The loans and borrowings are subject to covenants, which establish the early maturity of debts. Early maturity of the loans could be caused by:

  Disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding control, without prior consent from the creditor;
  Some of the debt contracts demand the maintenance of specific ratios, such as the Net Debt to EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) ratio.
28

CI&T Inc.
Unaudited condensed consolidated interim financial statements
March 31, 2024

The Group has complied with financial covenants as of March 31, 2024 and December 31, 2023.

11	Salaries and welfare charges

	March 31, 2024	December 31, 2023
Salaries	30,945	28,082
Accrued vacation and charges	115,076	109,025
Accrued 13th salary bonus	16,040	2,173
Bonus	9,789	9,571
Withholding income tax	17,938	27,013
Payroll charges (social contributions)	14,161	16,188
Others	6,799	4,344
Total	210,748	196,396

12	Accounts payable for business acquired

	Interest rate per year	Maturity	March 31, 2024	December 31, 2023
In R$
Retained amount	CDI (12.35%)	2024 to 2027	41,509	40,529
Other	N/A	2026 to 2027	974	974
Total			42,483	41,503
In US$
Retained amount	T-Bill(a) (5.03%)	2024	77,684	74,499
Total			77,684	74,499
In £
Escrow account	England base rate(b) (5.25%)	2025	18,842	18,150
Other	England base rate(b) (5.25%)	2025	1,973	1,902
Total			20,815	20,052
Total accounts payable for business acquired			140,982	136,054
Current			110,180	13,365
Non-current			30,802	122,689

(a)	T-Bill is the short-term interest rate associated with Treasury Bills issued by the U.S. Department of the Treasury during the period.
(b)	England base rate is the interbank interest rate used in England during the period.

The change in accounts payable for business acquired is disclosed in the reconciliation of change in liabilities to cash flows in note 10.

Information about the Group's exposure to interest rate, foreign currency and liquidity risk is included in note 19.3.

29

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

13            Provisions, judicial deposits and restricted cash – escrow account and indemnity asset

a.	Provisions

The Group is involved in tax and labor lawsuits that were considered probable losses and are provisioned according to the table below:

	Tax	Labor (i)	Total
Balance as of January 1, 2023	205	12,142	12,347
Reversal	(192)	(81)	(273)
Balance as of March 31, 2023	13	12,061	12,074
Balance as of December 31, 2023	-	9,620	9,620
Provisions	-	76	76
Balance as of March 31, 2024	-	9,696	9,696

(i)	In relation to Box 1824 business combination, the Group has assumed an amount of R$ 13,583 related to labor contingencies liability, on the acquisition date. As of March 31, 2024, the amount provisioned was R$ 9,040 (R$ 9,040 as of December 2023).

The Group is a party to labor and tax lawsuits, whose likelihood of loss is regarded as possible, for which no provision was recorded, in the amount of R$ 8,571 as of March 31, 2024 (R$ 8,519 as of December 31, 2023).

b.	Judicial deposits

As of March 31, 2024, the Group’s judicial deposits totaled R$ 7,471 (R$ 7,280 as of December 31, 2023), recognized in the statement of financial position, in non-current assets. Of this amount, R$ 7,199 (R$ 7,008 as of December 31, 2023) refer to tax lawsuits and R$ 272 (R$ 272 as of December 31, 2023) refer to labor lawsuits.

c.	Restricted cash – escrow account and indemnity asset

	March 31, 2024	December 31, 2023
Escrow account (i)	20,739	20,021
Indemnity asset (ii)	9,040	9,040
Total	29,779	29,061

(i)	Refers to guarantee in connection with business combination, in order to satisfy certain claims, if occur.
(ii)	Refers to an indemnification asset in connection with a business combination, where the Group has the right to be indemnified for all losses that may occur related to labor contingent liabilities.

30

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

14	Equity

a.	Share capital

	March 31, 2024	December 31, 2023
Number of ordinary nominative shares	134,532,236	134,412,014
Class A	21,787,514	21,365,297
Class B	112,744,722	113,046,717
Par value	R$ 0.00027	R$ 0.00027
Share capital	R$ 37	R$ 37

The holders of the Class A common shares and Class B common shares have rights that differs in: (i) the holders of Class B common shares are entitled to ten votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued, however that such rights to purchase additional Class B common shares may only be exercised with Class B Shareholder Consent.

b.	Share premium

After the Company completed its initial public offering in November 2021 (note 1), the share premium relates to the difference between the subscription price (US$ 15.00 per share) that the shareholders paid for the shares and their nominal value (US$ 0.00005 per share), as a total amount of R$ 915,947 (US$ 166,666). In connection with the subsidiaries acquired in 2022, the share premium increased by R$ 14,037 and R$ 16,189 from shares issued as part of the payment for some acquisitions.

In 2024, the share premium increased by R$ 2,301 due to the restricted stock units exercised. As of March 31, 2024, the total amount of share premium is R$ 983,194 (R$ 980,893 as of December 31, 2023).

c.	Treasury share reserve

In November 2023, the Board of Directors approved a new share repurchase program, pursuant to which the Company may repurchase up to 2.5 million of its outstanding class A common shares until December 31, 2024. As of March 31, 2024, the Company had repurchased 188,516 of its outstanding class A common shares at a total amount of R$ 4,143.

d.	Capital reserve

Stock-based compensation

As of March 31, 2024, the amount of R$ 125,677 (R$ 123,056 as of December 31, 2023) refers to the Group’s share-based compensation plans.

Share-based payment – vested immediately

As of March 31, 2024, the amount of R$ 117,973 (R$ 117,973 as of December 31, 2023) refers to the purchase price to be paid in common shares in connection with business combination but considered as share-based payment vested immediately at each acquisition date. The amount is being converted into an equivalent number of shares on each anniversary of the closing date.

Share issuance costs

In November 2021, the Company incurred incremental costs directly attributable to the public offering in the amount of R$ 66,876, net of taxes.

31

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

15	Net revenue

The Group generates revenue primarily through the provision of services described in the table below, which is summarized by nature:

	March 31, 2024	March 31, 2023
Software development revenue	503,345	580,876
Software maintenance revenue	10,348	17,020
Consulting revenue	7,368	10,599
Other revenue	2,448	1,496
Total net revenue	523,509	609,991

The following table sets forth the net revenue by industry vertical for the periods indicated:

	March 31, 2024	March 31, 2023
By industry vertical
Financial services	147,720	174,783
Consumer goods	110,002	116,156
Technology and telecommunications	60,628	125,060
Retail and industrial goods	91,058	75,814
Life sciences	54,372	63,281
Others	59,729	54,897
Total net revenue	523,509	609,991

The table below summarizes net revenues by geographic region:

	March 31, 2024	March 31, 2023
North America	217,945	263,386
Latin America	222,682	240,616
Europe	61,127	73,726
Asia Pacific	21,755	32,263
Total	523,509	609,991

Net revenues by geographic area were determined based on the country where the sale was made. The net revenue from a single customer represents 6% of the Company’s total net revenues as of March 31, 2024 (11% as of March 31, 2023).

32

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

Revenue by client concentration

The following table sets forth net revenue contributed by the top client, and top ten clients for the periods indicated:

	March 31, 2024	March 31, 2023
Top client	33,839	67,425
Top 10 clients	215,116	270,461

16            Expenses by nature

Information on the nature of expenses recognized in the unaudited condensed consolidated interim statement of profit or loss is presented below:

	March 31, 2024	March 31, 2023
Employee expenses	(393,118)	(441,992)
Third-party services and other inputs	(28,840)	(34,070)
Short-term leases	(1,221)	(1,714)
Insurance	(2,005)	(3,375)
Travel expenses	(4,955)	(2,563)
Depreciation and amortization	(21,876)	(25,053)
Share-based compensation	(3,772)	(5,393)
Impairment loss on trade receivables and contract assets	(1,787)	(1,605)
Other post-acquisition expenses	(1,238)	(1,784)
Other costs and expenses (a)	(13,125)	(8,369)
Total	(471,937)	(525,918)

Disclosed as:
Costs of services provided	(355,948)	(407,861)
Selling expenses	(46,250)	(45,554)
General and administrative expenses	(68,112)	(71,222)
Impairment loss on trade receivables and contract assets	(1,787)	(1,605)
Other income	160	324
Total	(471,937)	(525,918)

(a)	Other costs and expenses include mainly the restructuring expenses occurred in 2024 (R$ 5,758) in subsidiaries located in the United Kingdom.

33

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

17            Net finance costs

	March 31, 2024	March 31, 2023
Finance income:
Income from financial investments	1,977	2,750
Foreign-exchange gain	3,065	9,073
Gains on derivatives	1,645	8,602
Interest received	654	43
Monetary variation	2,546	195
Other finance income	816	1
	10,703	20,664
Finance cost:
Exchange variation loss	(2,443)	(11,302)
Loss on derivatives	(1,402)	(4,058)
Interest and charges on loans and leases (note 9)	(17,650)	(22,258)
Monetary variation	(988)	(1,365)
Other finance costs	(573)	(1,649)
	(23,056)	(40,632)
Net finance costs	(12,353)	(19,968)

18            Income tax expense

Income tax expense recognized in profit or loss for the periods are shown as follows:

	March 31, 2024	March 31, 2023 restated
Current income tax	(8,437)	(13,401)
Deferred income tax	(8,373)	(7,070)
Total income tax expenses	(16,810)	(20,471)

The reconciliation of the Company's effective rate computed at the Brazilian federal tax rate of 34%, with the average combined rate, is shown as follows:

	March 31, 2024	March 31, 2023 restated
Profit before income tax	39,219	64,105
Combined income tax rate	34%	34%
Tax using the combined income tax rate	(13,334)	(21,796)
Non-deductible expenses / non-taxable gains	114	(784)
Taxation of earnings before interest and taxes generated in subsidiaries	255	5,432
Exchange difference	833	1,532
Tax effects on income of subsidiaries abroad (taxed at zero rate)	(928)	(1,625)
Current-year losses for which no deferred tax asset is recognized	(3,750)	(3,230)
Income tax expense	(16,810)	(20,471)
Current	(8,437)	(13,401)
Deferred	(8,373)	(7,070)
	(16,810)	(20,471)
Effective rate	43%	32%

34

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

Movement in deferred tax balances:

	March 31, 2024
	Net balance at January 1st	Recognition in profit or loss	Exchange variation effect	Net amount	Deferred tax asset	Deferred tax liabilities
Goodwill - tax benefit on unamortized goodwill	(86,896)	(11,712)	(165)	(98,772)	-	(98,772)
Bonus accrued	4,987	(1,108)	72	3,951	3,951	-
Property, plant and equipment	5,166	686	37	5,889	7,089	(1,200)
Derivatives	1,546	714	-	2,260	2,260	-
Lease	2,438	(78)	29	2,388	38,310	(35,922)
Other temporary differences	7,099	1,362	204	8,665	8,671	(6)
Provisions	4,161	1,101	(20)	5,242	5,242	-
Research and development tax credit	3,131	-	129	3,260	3,260	-
Share-based compensation	6,263	702	83	7,048	7,048	-
Tax loss carryforward	1,924	(40)	(67)	1,817	1,817	-
Tax assets (liabilities) before set-off	(50,181)	(8,373)	302	(58,252)	77,648	(135,900)
Set-off of tax				-	(58,241)	58,241
Net tax assets (liabilities)				(58,252)	19,407	(77,659)

	March 31, 2023 restated
	Net balance on January 1st 2023 restated	Recognition in profit or loss	Exchange variation effect	Net amount	Deferred tax asset	Deferred tax liabilities
Goodwill - tax benefit on unamortized goodwill	(40,509)	(10,127)	-	(50,636)	-	(50,636)
Bonus accrued	21,011	3,663	(160)	24,514	24,514	-
Property, plant and equipment	1,212	2,249	14	3,475	3,475	-
Derivatives	(2,271)	816	-	(1,455)	-	(1,455)
Lease	2,634	27	(49)	2,612	31,439	(28,827)
Other temporary differences	851	12	(100)	763	763	-
Provisions	3,014	(3,286)	(7)	(279)	-	(279)
Research and development tax credit	4,794	-	7	4,801	4,801	-
Share-based compensation	1,928	1,420	(55)	3,293	3,293	-
Tax loss carryforward	1,965	(1,844)	3	124	124	-
Tax assets (liabilities) before set-off	(5,371)	(7,070)	(347)	(12,788)	68,409	(81,197)
Set-off of tax				-	(51,826)	51,826
Net tax assets (liabilities)				(12,788)	16,583	(29,371)

35

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

19            Financial instruments and risk management

19.1            Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including the levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	March 31, 2024
	Carrying amount			Fair value
Financial assets	Amortized cost	Assets / liabilities measured at FVTPL(i)	Total	Level 2
Derivatives	-	7,135	7,135	7,135
Cash and cash equivalents	360,296	-	360,296	-
Trade receivables	312,016	-	312,016	-
Contract assets	250,998	-	250,998	-
Other assets	30,159	-	30,159	-
	953,469	7,135	960,604	7,135

Financial liabilities
Suppliers and other payables	(20,196)	-	(20,196)	-
Loans and borrowings	(793,949)	-	(793,949)	-
Lease liabilities	(41,103)	-	(41,103)	-
Accounts payable for business acquired	(140,982)	-	(140,982)	-
Contract liabilities	(29,632)	-	(29,632)	-
Other liabilities	(29,911)	-	(29,911)	-
	(1,055,773)	-	(1,055,773)	-

36

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

	December 31, 2023
	Carrying amount			Fair value
Financial assets	Amortized cost	Assets / liabilities measured at FVTPL(i)	Total	Level 2
Derivatives	-	9,620	9,620	9,620
Cash and cash equivalents	211,638	-	211,638	-
Financial investments	3,164	-	3,164	-
Trade receivables	471,951	-	471,951	-
Contract assets	147,620	-	147,620	-
Other assets	28,099	-	28,099	-
	862,472	9,620	872,092	9,620

Financial liabilities
Suppliers and other payables	(21,690)	-	(21,690)	-
Loans and borrowings	(727,463)	-	(727,463)	-
Lease liabilities	(44,899)	-	(44,899)	-
Accounts payable for business acquired	(136,054)	-	(136,054)	-
Contract liabilities	(48,079)	-	(48,079)	-
Other liabilities	(35,097)	-	(35,097)	-
	(1,013,282)	-	(1,013,282)	-

(i)     FVTPL: Fair value through profit or loss.

19.2            Measurement of fair values

The Group has financial instruments measured at fair value, which are classified as defined in the note 4.a, and all of them are under the Level 2 in the fair value hierarchy.

The estimated fair value of the Group’s financial instruments considered the following methods and assumptions:

Loans and borrowings: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of loans and borrowings is adjusted to the future value of the liabilities considering the interest until maturity.

Leases liabilities: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of leases liabilities is adjusted to the future value of the liabilities considering the interest until maturity.

Accounts payable for business acquired: the account was initially recognized as fair value through profit or loss and subsequently classified as financial liabilities measured at amortized cost and are recorded at their contractual values. Some contractual flow of this obligation is adjusted to the future value of the liabilities considering the interest until maturity. For some obligations, the contractual flow is adjusted considering the present value of expected payments, discounted using a risk-adjusted discount rate (discounted cash flows).

37

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

Derivative financial instruments: The financial instruments were valued by calculating the present value using market curves that impact the specific instrument on the calculation dates. For this, future curves of CDI and SOFR, exchange coupon, and currency quotation are used. For interest rate swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the interest rate of the currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value. For exchange forward swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the rate of currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value.

19.3            Financial risk management

The Group has exposure to the following risk arising from financial instruments:

Market risk;

Credit risk; and

Liquidity risk.

a.            Market risks

The Group is exposed to market risks resulting from the normal course of its activities, such as inflation, interest rates and exchange rate changes.

Thus, the Group's operating results may be affected by changes in economic policies especially regarding short and long-term interest rates, inflation targets and exchange rate policy. Exposures to market risk are measured by sensitivity analysis.

a.1            Currency risk

The Group is exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries.

Therefore, foreign exchange risk is inherent to the Group’s business model. A significant part of the Group’s revenue is denominated in foreign currency and, consequently, is exposed to exchange rate changes. The Group’s expenses, on the other hand, are mainly denominated in the Group’s functional currency (Brazilian Reais) and, consequently, are not exposed to exchange rate changes. See below the Group’s total exposure to foreign currency:

	March, 2024			December, 2023
	US$	£	Other currencies	US$	£	Other currencies
Financial investments	-	-	-	2,695	469	-
Trade receivables	125,099	57,492	8,933	245,763	65,196	11,100
Restricted cash - escrow account	-	20,739	-	-	20,021	-
Derivatives	177	-	-	2,728	-	-
Suppliers and other payables	(5,149)	(983)	(1,319)	(3,987)	(793)	(1,700)
Loans and borrowings	(114,139)	-	-	(110,648)	-	-
Lease liabilities	(19,901)	(309)	(1,517)	(20,880)	(1,085)	(1,796)
Accounts payable for business acquired	(77,683)	(20,816)	-	(74,499)	(20,051)	-
Net exposure	(91,596)	56,123	6,097	41,172	63,757	7,604

Cash flow hedge for the Group's future Revenues

The Group designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable future revenues denominated in U.S. dollar, so that gains or losses associated with the hedged transaction (the highly probable future revenues denominated U.S. dollar denominated) and the hedging instrument (debt obligations) are recognized in the statement of profit or loss in the same periods.

38

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

The schedule of cash flow hedge involving the Company´s future revenues as of March 31, 2024 is set below:

					Present value of hedging instrument notional value on March 31, 2024
Hedging instrument	Hedged transaction	Nature of the risk	Maturity date	US$	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly revenues	Foreign Currency - Real vs U.S. Dollar Spot Rate
Export Credit Note (NCE)			2024 to 2026	22,500	112,415
Total amounts designated as of March 31, 2024				22,500	112,415

Changes in the fair value of US$ foreign exchange debt obligation (non-derivative financial instruments) designated as effective cash flow hedges have their effective component recorded in equity, other comprehensive income (“OCI”) and the ineffective component recorded in statement of profit or loss, in finance income (cost). The amounts accumulated in equity are recognized in the statement of profit or loss in the periods in which the hedged item affects the result, the effects of which are appropriated to the result, in order to minimize the variations in the hedged item.

The individual hedge relationships are established on a one-to-one basis, that is, the “highly probable revenue” of each month and the proportions of cash flows from foreign exchange debt obligation made abroad, used in each relationship and individual hedge, have the same face value in US dollars.

The exposure of the Group's future revenues in hard currency to the risk of variations in the R$/US$ exchange rate (liability position) is offset by an inverse exposure equivalent to its US dollars debt (asset position) to the same type of risk.

Hedge accounting effects

The movement of exchange variation accumulated in other comprehensive income as of March 31, 2024, resulting from completed and expected revenues are set out below:

Exchange variation
Balance as of January 1, 2023	(15,532)
Recognized in other comprehensive income – future revenues denominated in U.S. dollar	6,178
Balance as of March 31, 2023	(9,354)

Balance as of December 31, 2023	(2,329)
Recognized in other comprehensive income – future revenues denominated in U.S. dollar	(3,485)
Balance as of March 31, 2024	(5,814)

As of March 31, 2024, the annual expectation of realization of the exchange rate variation balance accumulated in equity is R$ 1,393.

39

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

a.2            Interest rate risk

Derives from the possibility of the Group incurring gains or losses resulting from changes in interest rates applicable to its financial assets and liabilities. The Group may also enter into derivative contracts in order to mitigate this risk.

	March 31, 2024		December 31, 2023
	CDI	SOFR	CDI	SOFR
Short-term financial investments	236,048	-	147,948	-
Loans and borrowings	(234,955)	(476,448)	(236,058)	(406,786)
Accounts payable for business acquired	(41,509)	-	(40,529)	-
Derivatives (interest rate swap)	-	114,139	-	110,648
Net exposure	(40,416)	(362,309)	(128,639)	(296,138)

a.3            Sensitivity analysis

The Company, based on information from rating agencies, estimates that in a reasonably possible scenario, the foreign exchange rate variation against the Real on March 31, 2024, will be a depreciation of 0.12% for the US dollar and appreciation of 2.77% for the British pound. The Company conducted a historical analysis of the last ten years of its exposure and impacts on the results due to currency volatility, considering an adverse scenario and a remote scenario compared to the reasonably possible scenario, and realized a variation of approximately 25% and 50%, respectively. The presentation considered these scenarios both in appreciation and depreciation, as the percentages in historical scenarios showed both types of fluctuations.

Sensitivity analysis for exchange rate risk

	Net effect - Profit or loss
	Remote scenario (depreciation)	Adverse scenario (depreciation)	Reasonably possible scenario	Adverse scenario (appreciation)	Remote scenario (appreciation)
	-50%	-25%	US$ -0.12% / £ 2.77%	25%	50%
March 31, 2024
US$	45,798	22,900	110	(22,900)	(45,798)
	£(28,062)	(14,031)	1,554	14,031	28,062

	Net effect - Profit or loss
	-50%	-25%	US$ 4% / £ 2%	25%	50%
December 31, 2023
US$	(20,586)	(10,293)	823	10,293	20,586
	£(31,879)	(15,940)	2,550	15,940	31,879

40

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

Sensitivity analysis for interest rate risk

The Company, based on information from rating agencies, estimates that in a reasonably possible scenario, the interest rates could decrease by up to 124 basis points for CDI and by up to 26 basis points for SOFR on March 31, 2024. The Company conducted a historical analysis of the last 10 years of its exposure and impacts on the results due to the interest rate changes, considering an adverse scenario compared to the reasonably possible scenario, and estimated a variation by 279 basis points for CDI and by 26 basis points for SOFR. The Company also considering a remote scenario compared to the reasonably possible scenario and estimated a variation by 572 basis points for CDI. The presentation considered these scenarios both in increase and decrease, as the percentages in historical scenarios showed both types of fluctuations. The Company considers it unfeasible to contemplate the remote scenario for SOFR, given the brief adoption in the market (beginning in June 2023).

	Net effect - Profit or loss
	Remote scenario (decrease)	Adverse scenario (decrease)	Reasonably possible scenario	Adverse scenario (increase)	Remote scenario (increase)
	CDI -572 bp	CDI -279 bp / SOFR -26 bp	CDI -124 bp / SOFR -26 bp	CDI 279 bp / SOFR 26 bp	CDI 572 bp
March 31, 2024
Variable-rate instruments CDI	2,312	1,128	501	(1,128)	(2,312)
Variable-rate instruments SOFR	-	1,239	1,239	(1,239)	-
Interest rate swaps SOFR	-	(297)	(297)	297	-
Cash flow sensitivity (net)	2,312	2,070	1,443	(2,070)	(2,312)

	Net effect - Profit or loss
	CDI -565 bp	CDI -291 bp / SOFR -60 bp	CDI 154 bp / SOFR 60 bp	CDI 291 bp / SOFR 60 bp	CDI 565 bp
December 31, 2023
Variable-rate instruments CDI	7,268	3,743	(1,981)	(3,743)	(7,268)
Variable-rate instruments SOFR	-	2,441	(2,441)	(2,441)	-
Interest rate swaps SOFR	-	(664)	664	664	-
Cash flow sensitivity (net)	7,268	5,520	(3,758)	(5,520)	(7,268)

b.            Credit risk

Credit risk refers to the risk that a counterparty will not comply with its contractual obligations, causing the Group to incur financial losses. Credit risk is the risk of a counterparty in a business transaction not complying with an obligation provided by a financial instrument or an agreement with a client, which would cause financial loss. To mitigate these risks, the Group analyzes the financial and equity condition of its counterparties, as well as the definition of credit limits and permanent monitoring of outstanding positions.

The Group applies the simplified standard approach to commercial financial assets, where the provision for losses is analyzed over the remaining life of the asset. For further details about the amounts related to the expected credit losses for trade receivables and contract assets, see note 6.

In addition, the Group is exposed to credit risk with respect to financial guarantees granted to banks.

The Group held cash and cash equivalents of R$ 360,296 on March 31, 2024 (R$ 211,638 as of December 31, 2023). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB- to A-, based on Standard & Poor’s, Moodys and Fitch ratings.

41

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

The carrying amount of financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the financial statements is:

	March 31, 2024	December 31, 2023
Derivatives	7,135	9,620
Cash and cash equivalents	360,296	211,638
Financial investments	-	3,164
Trade receivables	312,016	471,951
Contract assets	250,998	147,620
Other receivables (current and non-current)	30,159	28,099
	960,604	872,092

As of March 31, 2024, the exposure to credit risk for trade receivables, contract assets and other receivables by geographic region was as follows:

	March 31, 2024	December 31, 2023
Latin America	257,409	249,959
North America	232,462	293,195
Europe	92,270	91,471
Asia Pacific	11,032	13,045
Total	593,173	647,670

c.            Liquidity risk

The Group monitors liquidity risk by managing its cash resources and financial investments.

Liquidity risk is also managed by the Group through its cash flow projection, which aims to ensure the availability of funds to meet the Group’s both operational and financial obligations.

The Group also maintains approved credit lines with financial institutions to adequate levels of liquidity in the short, medium, and long terms.

The maturities of the long-term installments of the loans are described in note 10.

42

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

The following table shows the remaining contractual maturities of financial liabilities on the reporting date. The amounts are gross and undiscounted, including contractual interest payments and excluding the impact of netting agreements:

	March 31, 2024
	Carrying amount	Cash contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 Years
Non-derivative financial liabilities
Suppliers and other payables	20,196	20,196	20,196	-	-	-
Loans and borrowings	793,949	970,665	99,213	88,846	242,825	539,781
Lease liabilities	41,103	45,407	10,954	7,783	13,469	13,201
Accounts payable for business acquired	140,982	149,409	12,055	99,602	15,473	22,279
Contract liabilities	29,632	29,632	29,632	-	-	-
Other liabilities (current and non-current)	29,911	29,911	8,874	6,970	1,740	12,327
	1,055,773	1,245,220	180,924	203,201	273,507	587,588

	December 31, 2023
	Carrying amount	Cash contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 Years
Non-derivative financial liabilities
Suppliers and other payables	21,690	21,690	21,690	-	-	-
Loans and borrowings	727,463	911,313	57,697	113,549	453,672	286,395
Lease liabilities	44,899	50,749	13,047	8,907	13,361	15,434
Accounts payable for business acquired	136,054	148,335	3,866	86,013	35,108	23,348
Contract liabilities	48,079	48,079	48,079	-	-	-
Other liabilities (current and non-current)	35,097	35,097	35,097	-	-	-
	1,013,282	1,215,263	179,476	208,469	502,141	325,177

19.4            Derivative financial instruments

The Group may hold derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

The interest rate profile of the Group’s interest-bearing financial instruments, as reported to the Group’s management, is as follows:

	March 31, 2024
Maturity	Notional (US$)	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	22,500	108,929	SOFR Overnight	3.09%	6,958
07/07/2026	-	78,571	CDI	Foreign Exchange + 4.90%	177
					7,135

	December 31, 2023
Maturity	Notional (US$)	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	22,500	108,929	SOFR Overnight	3.09%	6,892
07/07/2026	-	78,571	CDI	Foreign Exchange + 4.90%	2,728
					9,620

43

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

20            Related parties

Transactions with key management personnel

The Group paid R$ 2,230 as of March 31, 2024 (R$ 4,540 as of March 31, 2023) as direct compensation to key management personnel. These amounts correspond to the executive board compensation, related social charges and short-term benefits and are recorded under line “General and administrative expenses”.

The executive officers also participate in the Group's stock-based compensation program (see note 14). For the period ended on March 31, 2024, the amount of R$ 12 (R$ 5 on March 31, 2023) were recognized in the statement of profit or loss.

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior management’s members.

21            Operating segments

Operating segments are defined based on business activities that reflect how CODM - Chief Operating Decision Maker reviews financial information for decision.

The Group's CODM is the Group's Board of Director. The CODM is in charge of the operational decisions of resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance based on a single operating segment.

22            Correction of errors

These unaudited condensed consolidated interim financial statements present the restated comparative information for the three-month period ended March 31, 2023, to correct the following errors:

(i)      failure to recognize deferred tax liabilities related to the amortization of tax-deductible goodwill; and

(ii)     the amortization of the identifiable intangible assets arising from business combination was erroneously determined to be nondeductible in the income tax calculation.

The errors have been corrected by restating each of the affected financial statements line items for the three-month ended March 31, 2023.

44

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2024

The following tables summarize the impacts on the Group’s unaudited condensed consolidated interim financial statements for the three-month ended March 31, 2023:

Unaudited condensed consolidated interim statements of profit or loss for the three-month ended on March 31, 2023	As previously reported	Adjustments	As restated
Profit before income tax	64,105	-	64,105
Current (ii)	(14,780)	1,379	(13,401)
Deferred (i)	3,057	(10,127)	(7,070)
Total income tax expense	(11,723)	(8,748)	(20,471)
Net profit for the period	52,382	(8,748)	43,634

Earnings per share – basic (in R$)	0.39	(0.07)	0.33
Earnings per share – diluted (in R$)	0.38	(0.06)	0.32

Unaudited condensed consolidated interim statements of other comprehensive income for the three-month ended on March 31, 2023	As previously reported	Adjustments	As restated
Total comprehensive income (loss) for the period (i)/(ii)	43,015	(8,748)	34,267

Unaudited condensed consolidated interim statements of changes in equity for the three-month ended on March 31, 2023	As previously reported	Adjustments	As restated
Retained earnings (opening balance)	251,873	(30,206)	221,667
Net profit for the period (i)/(ii)	52,382	(8,748)	43,634
Balance as of March 31, 2023	1,387,069	(38,954)	1,348,115

Unaudited condensed consolidated interim statements of cash flows for the three-month ended on March 31, 2023	As previously reported	Adjustments	As restated
Net profit for the period	52,382	(8,748)	43,634
Adjustments for:
Income tax (i)/(ii)	11,723	8,748	20,471
Other lines not affected by the error	53,352	-	53,352

Changes in operating assets and liabilities:	(895)	-	(895)

Cash generated from operating activities	116,562	-	116,562

45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 22, 2024

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer